(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\	July 2, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The North Carolina Capital Management Trust (the trust): Cash Portfolio Term Portfolio (the funds) File No. (811-03455)

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on October 22, 2015. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended June 30, 2014 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about August 24, 2015. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than July 13, 2015.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group